SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLARCOR Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

                                                                                                          ________179895107_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ January 26, 2017________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 179895107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,260,909 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,260,909 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,260,909 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.58%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 179895107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 944,785 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,006,785 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,006,785 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.06%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 179895107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 268,166 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 268,166 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 268,166 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.55%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 179895107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 10,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 10,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 179895107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 179895107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 7,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 7,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 7,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 179895107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 5,400 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 5,400 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 5,400 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 179895107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 22,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 22,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 22,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.05%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 179895107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,800 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,800 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,800 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of CLARCOR Inc. (the "Issuer"), a Delaware corporation with principal offices located at 840 Crescent Centre Drive, Suite 600, Franklin, Tennessee 37067.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation ("LICT), CIBL, Inc. ("CIBL") and ICTC Group, Inc. ("ICTC"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Associated Capital Group, Inc. ("AC"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli & Company Investment Advisers, Inc. ("GCIA"), G.research, LLC ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"),  Mario Gabelli, LICT, CIBL and ICTC.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research, a wholly owned subsidiary of GCIA, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, The Gabelli Go Anywhere Trust, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
ICTC is a holding company with subsidiaries in voice, broadband and other telecommunications services, primarily in the rural telephone industry. ICTC makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of ICTC.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, AC, GCIA, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.  ICTC Group Inc. is a Delaware corporation having its principal place of business as 556 Main Street, Nome, North Dakota 58062.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $82,083,457 to purchase the Securities reported as beneficially owned in Item 5.  Gabelli Funds used approximately $58,271,975 of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients.  GCIA used approximately $19,567,613 of client funds to purchase the Securities reported by it. Foundation used approximately $823,519 of funds of a private entity to purchase the Securities reported by it. Mario Gabelli used approximately $537,251 of private funds to purchase the Securities reported by it. MJG Associates used approximately $82,453 of client funds to purchase the Securities reported by it. GGCP used approximately $579,503 of working capital to purchase the Securities reported by it. GBL used approximately $395,288 of working capital to purchase the Securities reported by it. AC used approximately $1,825,855 of working capital to purchase the Securities reported by it.

Item 4. Purpose of Transaction
                             Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties, with management or with Directors in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the Company Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the Company Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all Reporting Persons exceeds 25% of the total voting position of the Issuer, one or more of the filing persons may transfer voting and/or dispositive power over shares to independent committees of directors or the owners of such shares. Such committees vote and/or consider disposition of such shares independently of the Reporting Persons.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 2,584,060 shares, representing 5.28% of the 48,895,881 shares outstanding as reported in the Issuer's most recently filed Form 10-K for the fiscal year ended December 3, 2016.  The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common
GAMCO Gabelli Funds GCIA Foundation Mario Gabelli MJG Associates GBL GGCP AC	1,006,785 1,260,909 268,166 10,000 2,800 1,000 5,400 7,000 22,000	2.06% 2.58% 0.55% 0.02% 0.01% 0.00% 0.01% 0.01% 0.05%
Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GCIA is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 62,000 of its reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
 (d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Teton Advisors, GAMCO, GCIA and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GCIA with respect to Securities owned beneficially by them on behalf of the partnerships or corporations which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7. Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit B in the Initial Schedule 13D of the Reporting Persons with respect to Lincare Holdings Inc.
Exhibit A:	Joint Filing Agreement
Exhibit B:	Powers of Attorney to David M. Goldman and Douglas R. Jamieson from Mario J. Gabelli individually and/or as an executive officer or director of any entity of which Mr. Gabelli serves.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 2, 2017

GGCP, INC.
MARIO J. GABELLI
GABELLI FOUNDATION, INC.
MJG ASSOCIATES, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker	Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Howard F. Ward Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Howard F. Ward Nicholas F. Galluccio Michael J. Mancuso David Goldman Tiffany Hayden	See above See above Chief Financial Officer General Counsel Secretary

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Richard L. Bready	Former Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman of the Board
Officers:
Mario J. Gabelli Douglas R. Jamieson Patrick Dennis Kevin Handwerker Agnes Mullady David Fitzgerald
Executive Chairman

President and Chief Executive Officer

Executive Vice President and Chief Financial Officer

Executive Vice President, General Counsel and Secretary

Executive Vice President

Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson Patrick Dennis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Executive Vice President, Chief Financial Officer Executive Vice President, General Counsel and Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity Patrick Dennis Maria Gigi	President Executive Vice President and Chief Financial Officer Controller and Financial Operations Principal
Bruce N. Alpert Douglas R. Jamieson Kevin Handwerker David Fitzgerald Josephine D. LaFauci	Vice President Secretary Assistant Secretary Assistant Secretary Chief Compliance Officer

                               SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-CLARCOR INC.

          GABELLI FOUNDATION, INC.
                       1/09/17            7,000            82.3200
                      12/16/16            1,500            82.4000
                      12/02/16            1,500            82.4525
          MARIO J. GABELLI
                      12/30/16            6,500-             *DO
                      12/02/16            2,800            82.4525
          GABELLI SECURITIES, INC.
                       1/25/17            1,000            83.0000
                       1/17/17            5,300            82.4327
                       1/12/17            7,400            82.3570
                       1/11/17            1,703            82.5000
                       1/09/17            1,800            82.2874
                       1/06/17              600            82.2971
                       1/05/17            2,700            82.2947
                       1/04/17            1,900            82.3430
                       1/03/17            7,200            82.3683
                      12/30/16              700            82.4642
                      12/29/16              600            82.3670
                      12/28/16              500            82.2999
                      12/27/16              600            82.3466
                      12/23/16            1,400            82.2500
                      12/22/16            3,700            82.2451
                      12/21/16            2,400            82.2487
                      12/20/16            1,600            82.2632
                      12/19/16            5,300            82.1985
                      12/16/16            2,900            82.3754
                      12/15/16            4,100            82.4440
                      12/09/16            1,600            82.5500
                      12/08/16            1,100            82.5965
                      12/02/16              500            82.4255
                      12/02/16              500            82.2000
             ALCE PARTNERS
                      12/16/16            1,000            82.4000
             GABELLI ASSOCIATES LIMITED II E
                       1/31/17            2,400            82.8100
                       1/26/17           16,900            82.7962
                       1/25/17           20,900-           83.0050
                       1/17/17            3,200            82.4327
                       1/12/17            4,700            82.3570
                       1/11/17            1,100            82.5000
                       1/09/17            1,100            82.2874
                       1/06/17              400            82.2971
                       1/05/17            1,700            82.2947
                       1/04/17            1,200            82.3430
                       1/03/17            4,500            82.3683
                      12/30/16              400            82.4642
                      12/29/16              400            82.3670
                      12/28/16              300            82.2999
                      12/27/16              400            82.3466
                      12/23/16              800            82.2500
                      12/22/16            2,400            82.2451
                      12/21/16            1,500            82.2487
                      12/20/16            1,000            82.2632
                      12/19/16            3,300            82.1985
                      12/16/16            1,700            82.3754
                      12/15/16            2,500            82.4440
                      12/09/16            1,000            82.5500
                      12/08/16              800            82.5965
                      12/02/16              200            82.2000
             GABELLI ASSOCIATES LIMITED
                       1/31/17            4,100            82.8100
                       1/26/17           24,600            82.7962
                       1/25/17           30,500-           83.0050
                       1/17/17            4,803            82.4327
                       1/12/17            6,800            82.3570
                       1/11/17            1,500            82.5000
                       1/09/17            1,700            82.2874
                       1/06/17              400            82.2971
                       1/05/17            2,600            82.2947
                       1/04/17            1,603            82.3430
                       1/03/17            6,641            82.3683
                      12/30/16            1,300            82.4642
                      12/29/16              500            82.3670
                      12/28/16              500            82.2999
                      12/27/16              400            82.3466
                      12/23/16            1,300            82.2500
                      12/22/16            3,400            82.2451
                      12/21/16            2,100            82.2487
                      12/20/16            1,300            82.2632
                      12/19/16            4,900            82.1985
                      12/16/16            2,400            82.3754
                      12/15/16            3,600            82.4440
                      12/09/16            1,400            82.5500
                      12/08/16            1,000            82.5965
                      12/02/16              400            82.2000
             GABELLI ASSOCIATES FUND II
                       1/17/17            2,600            82.4327
                       1/12/17            3,600            82.3570
                       1/11/17              800            82.5000
                       1/09/17            1,000            82.2874
                       1/06/17              200            82.2971
                       1/05/17            1,300            82.2947
                       1/04/17              900            82.3430
                       1/03/17            3,600            82.3683
                      12/30/16              400            82.4642
                      12/29/16              100            82.3670
                      12/23/16              800            82.2500
                      12/22/16            1,800            82.2451
                      12/21/16            1,200            82.2487
                      12/20/16              900            82.2632
                      12/19/16            2,700            82.1985
                      12/16/16            1,400            82.3754
                      12/15/16            2,100            82.4440
                      12/09/16              900            82.5500
                      12/08/16              500            82.5965
                      12/02/16              300            82.2000
             GABELLI ASSOCIATES FUND
                       1/17/17            6,050            82.4327
                       1/12/17            9,000            82.3570
                       1/11/17            1,900            82.5000
                       1/09/17            2,250            82.2874
                       1/06/17              591            82.2971
                       1/05/17            3,300            82.2947
                       1/04/17            2,100            82.3430
                       1/03/17            8,700            82.3683
                      12/30/16              900            82.4642
                      12/29/16              500            82.3670
                      12/23/16            1,884            82.2500
                      12/22/16            4,566            82.2451
                      12/21/16            3,000            82.2487
                      12/20/16            1,800            82.2632
                      12/19/16            6,600            82.1985
                      12/16/16            3,500            82.3754
                      12/15/16            5,000            82.4440
                      12/09/16            1,975            82.5500
                      12/08/16            1,500            82.5965
                      12/02/16              500            82.2000
          MJG ASSOCIATES, INC.
             GABELLI FUND, LDC
                      12/02/16            1,000            82.4525
          GAMCO INVESTORS, INC.
                       1/17/17              400            82.4327
                       1/12/17              600            82.3570
                       1/11/17              200            82.5000
                       1/09/17              200            82.2874
                       1/05/17              300            82.2947
                       1/04/17              100            82.3430
                       1/03/17              600            82.3683
                      12/30/16              100            82.4642
                      12/28/16              100            82.2999
                      12/23/16              100            82.2500
                      12/22/16              300            82.2451
                      12/21/16              300            82.2487
                      12/20/16              100            82.2632
                      12/19/16              400            82.1985
                      12/16/16              300            82.3754
                      12/15/16              300            82.4440
                      12/09/16              100            82.5500
                      12/08/16              200            82.5965
          GAMCO ASSET MANAGEMENT INC.
                       1/31/17            2,160            82.8200
                       1/31/17              350            82.8100
                       1/31/17            7,000            82.8264
                       1/30/17            1,800            82.8220
                       1/30/17           10,040            82.8200
                       1/30/17           14,000            82.8298
                       1/27/17            2,000            82.8350
                       1/27/17            2,000            82.8395
                       1/27/17            3,000            82.8298
                       1/26/17            7,100            82.7935
                       1/26/17            2,600            82.7962
                       1/26/17            1,500            82.8000
                       1/25/17            5,653-           83.0050
                       1/25/17            9,000            83.0000
                       1/24/17           21,947            82.9932
                       1/24/17           20,000            83.0000
                       1/23/17            3,589            83.0000
                       1/20/17            1,000            83.0040
                       1/20/17           12,285            82.9960
                       1/20/17            7,711            83.0000
                       1/19/17           60,103            82.9941
                       1/19/17            3,200            82.9900
                       1/19/17            1,000-           82.9900
                       1/19/17            4,000            82.9991
                       1/19/17            6,000            82.9997
                       1/18/17            4,000            82.9700
                       1/18/17            4,000-           82.9695
                       1/17/17            2,175            82.4327
                       1/13/17            2,000            82.4100
                       1/12/17            3,600            82.3570
                       1/11/17            2,000-           82.5302
                       1/11/17              800            82.5000
                       1/09/17              750            82.2874
                       1/06/17              350            82.2971
                       1/06/17           16,000            82.3518
                       1/05/17            2,000            82.3375
                       1/05/17            1,200            82.2947
                       1/04/17              825            82.3430
                       1/04/17           10,000            82.3250
                       1/03/17            3,400            82.3683
                       1/03/17            2,000            82.3038
                       1/03/17              600            82.2800
                       1/03/17            1,000              *DI
                      12/30/16              400            82.4642
                      12/29/16            1,514              *DI
                      12/29/16              100            82.3670
                      12/28/16              400            82.2999
                      12/28/16            9,700            82.2800
                      12/27/16              200            82.3466
                      12/23/16              600            82.2500
                      12/23/16            2,200            82.3163
                      12/23/16            6,000-           82.3137
                      12/22/16            1,550            82.2451
                      12/21/16            1,250            82.2487
                      12/21/16              400            82.2800
                      12/21/16            1,514-             *DO
                      12/21/16            5,500            82.2291
                      12/20/16            4,000            82.3400
                      12/20/16              700            82.2632
                      12/20/16              300            82.2900
                      12/20/16            9,000            82.2958
                      12/19/16            9,800            82.3130
                      12/19/16              800            82.2700
                      12/19/16            2,400            82.1985
                      12/19/16              400            82.3070
                      12/16/16            5,400            82.3630
                      12/16/16            1,350            82.3754
                      12/15/16            1,725            82.4440
                      12/13/16           20,374            82.7100
                      12/13/16            1,000            82.7300
                      12/13/16           10,000            82.6900
                      12/12/16            1,500            82.8054
                      12/12/16           27,768            82.7100
                      12/09/16              700            82.5500
                      12/09/16            5,458            82.7030
                      12/09/16           11,500            82.6333
                      12/08/16              700            82.5965
                      12/08/16            5,437            82.5000
                      12/08/16            4,500            82.6917
                      12/07/16            3,563            82.4997
                      12/05/16              600            82.5100
                      12/05/16           22,500            82.5630
                      12/05/16            6,100            82.5839
                      12/02/16            6,000            82.4503
                      12/02/16              800            82.5000
                      12/02/16              200            82.2000
          GGCP, INC.
                       1/25/17            3,000            82.9800
                       1/20/17            1,000            82.9800
                       1/03/17            1,500            82.3800
                      12/07/16            1,500            82.6753
          GABELLI FUNDS, LLC.
             GABELLI VALUE PLUS TRUST PLC
                       1/26/17           15,000            82.8186
                       1/23/17           18,000            83.0100
                       1/12/17            1,750            82.3091
                      12/19/16            1,250            82.0800
                      12/16/16            5,000            82.4580
                      12/02/16            9,400            82.4000
             GABELLI UTILITIES TRUST
                       1/20/17           10,000            83.0141
             GABELLI GLOBAL SMALL AND MIDCAP VALUE TRUST
                      12/05/16            6,068            82.4027
                      12/02/16            6,932            82.3500
             GABELLI GO ANYWHERE TRUST
                       1/27/17            3,000            82.8300
                       1/19/17            3,000            82.9900
                       1/18/17            7,000            82.9700
                       1/06/17            3,000            82.3900
             GLOBAL RISING INCOME AND DIVIDEND FUND
                       1/30/17            8,000            82.8400
             GABELLI EQUITY TRUST
                      12/06/16           75,000-           82.4967
                      12/06/16           75,000            82.5193
                      12/05/16           13,900            82.4574
                      12/05/16           13,900-           82.4432
             THE GDL FUND
                       1/30/17           31,487            82.8200
                       1/27/17           28,093            82.8200
                       1/18/17            4,420            82.9500
                       1/05/17           13,051            82.2700
                       1/03/17            1,949            82.2700
                      12/30/16           10,000            82.4894
                      12/22/16           80,000            82.2800
                      12/16/16            9,600            82.4795
             GABELLI CONVERTIBLE AND INCOME SECURITIES FUND INC.
                       1/25/17            1,000            82.9700
                       1/18/17            1,000            82.9700
                      12/08/16            4,000            82.6429
             GABELLI ASSET FUND
                       1/03/17           88,000-           82.4514
             GABELLI ENTERPRISE M&A FUND
                       1/25/17            2,222            82.9700
                       1/18/17           11,000            82.9700
                      12/28/16            2,488            82.3000
                      12/23/16           13,112            82.3000
             GAMCO MERGER ARBITRAGE
                       1/31/17            5,225            82.8100
                       1/26/17           38,115            82.7962
                       1/25/17           46,200-           83.0050
                       1/17/17            7,400            82.4327
                       1/12/17           10,500            82.3570
                       1/11/17            1,650            82.5000
                       1/09/17            2,800            82.2874
                       1/06/17            1,000            82.2971
                       1/05/17            3,900            82.2947
                       1/04/17            2,725            82.3430
                       1/03/17            9,900            82.3683
                      12/30/16            1,074            82.4642
                      12/29/16            1,363            82.3670
                      12/28/16              700            82.2999
                      12/27/16              900            82.3466
                      12/23/16            2,243            82.2500
                      12/22/16            5,014            82.2451
                      12/21/16            3,250            82.2487
                      12/20/16            2,100            82.2632
                      12/19/16            6,900            82.1985
                      12/16/16            3,950            82.3754
                      12/15/16            5,675            82.4440
                      12/09/16            2,325            82.5500
                      12/08/16            1,601            82.5965
                      12/02/16              400            82.2000
             GAMCO ALL CAP VALUE
                      12/20/16            1,000            82.2700
                      12/13/16            1,900            82.7100
                      12/12/16              100            82.7100
             GABELLI ABC FUND
                       1/25/17            4,864            82.9823
                       1/19/17           25,000            83.0000
                       1/19/17            1,300            82.9700
                       1/18/17            4,619            82.9700
                       1/09/17           27,894            82.2700
                       1/05/17          195,967            82.2700
                       1/03/17            3,223            82.2700
                      12/28/16           41,047            82.3361
                      12/22/16           20,402            82.2200
                      12/21/16           88,071            82.2200
                      12/20/16           58,396            82.2200
                      12/13/16           15,014            82.6598
          ASSOCIATED CAPITAL GROUP, INC.
                       1/18/17           22,000            82.9934

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of CLARCOR Inc. and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this February 2, 2017.

MARIO J. GABELLI GGCP, INC. MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. MJG-IV LIMITED PARTNERSHIP By:/s/ David Goldman David Goldman Attorney-in-Fact
TETON ADVISORS, INC. GABELLI FUNDS, LLC By: /s/ David Goldman David Goldman General Counsel – Teton Advisors, Inc. & Gabelli Funds, LLC
GAMCO INVESTORS, INC. By:/s/ Kevin Handwerker Kevin Handwerker General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.
G.RESEARCH, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President & Chief Executive Officer – Associated Capital Group,
       Inc.
     President – GAMCO Asset Management Inc.
     Vice President – Gabelli & Company Investment Advisers, Inc.
     Secretary – G.research, Inc.